Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel     : +91 40 4900 2900

Fax     : +91 40 4900 2999
Email  : mail@drreddys.com
www.drreddys.com

June 23, 2018

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Dr. Reddy’s Employees Stock Option Scheme, 2018

This is to inform you that pursuant to the recommendations of the Nomination, Governance and Compensation Committee, the Board of Directors have, inter alia, approved ‘Dr. Reddy’s Employees Stock Option Scheme, 2018’, subject to approval of shareholders of the Company. Such approval of the shareholders would be sought at the forthcoming 34th Annual General Meeting of the Company.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc. (Stock Code: RDY)